March 27, 2019	Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025-1015

VIA EDGAR AND OVERNIGHT COURIER	+1 650 614 7400
orrick.com
U.S. Securities and Exchange Commission
100 F Street, N.E.	Christopher J. Austin
Mail Stop 3030	E caustin@orrick.com
Washington, D.C. 20549	D +1 212 506 5234
M +1 781 325 6689

Attn:	Timothy S. Levenberg, Special Counsel
Parhaum J. Hamidi, Staff Attorney
Wei Lu, Staff Accountant
Jennifer O’Brien, Staff Accountant

Re:	Beyond Meat, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 9, 2019
File No. 333-228453
Ladies and Gentlemen:
On behalf of Beyond Meat, Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 5, 2019, with respect to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-228453) filed by the Company on January 9, 2019 (“Amendment No. 1”).
The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. For the convenience of the Staff, we are also sending by overnight courier copies of this letter and copies of Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-228453) filed by the Company on March 27, 2019 (“Amendment No. 3”). Amendment No. 3 has been marked to show changes from the Registration Statement on Form S-1 filed by the Company on November 16, 2018, as Amendment No. 1, as well as Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-228453) filed by the Company on March 8, 2019, were “exhibits only” amendments.

March 27, 2019

Exhibits

1.
Article V, Section 4 of your form of restated certificate of incorporation (filed as exhibit 3.3) provides that a director may be removed only for cause by a two-thirds shareholder vote. Please revise the disclosure at page 140 of your prospectus which states that a director may be removed only for cause by a majority shareholder vote.

The disclosure at page 139 of the prospectus has been revised to indicate that stockholders may only remove a director for cause by a vote of no less than two-thirds of the votes present in person or by proxy at the meeting and entitled to vote.

2.
We are in receipt of your new confidential treatment application relating to the new Roquette supply agreement. Please ensure that your next amended prospectus provides updated information about your relationship with Roquette. The new disclosure should address the reasons for, and any significant changes that will result from, the replacement take-or-pay contract. We will issue in a separate letter any comments related to the application.

The prospectus has been updated on page 97 to include a description of the new supply agreement effective January 1, 2019 (the “Roquette Agreement”) with Roquette America, Inc. (“Roquette”), including a statement that this new agreement increases the amount of pea protein that the Company will purchase from Roquette in 2019 compared to the previous superseded agreement.
The Company respectfully submits that certain other changes to the terms of the Roquette Agreement, including pricing terms, are not disclosed in the description because they are commercially sensitive information or constitute trade secrets and such disclosure would cause substantial harm to the competitive position of the Company, all as set forth in the confidential treatment requests previously submitted to the Commission with respect to the Roquette Agreement and the supply agreement with PURIS Proteins, LLC.
Given the recent adoption by the Commission of the FAST Act Modernization and Simplification of Regulation S-K [Release No. 33-10618], we expect to withdraw our confidential treatment requests upon publication of the new rules in the Federal Register but will continue to make ongoing determinations regarding commercially sensitive information in accordance with past SEC guidance.

March 27, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 506-5234. In my absence, please direct your questions or comments to William L. Hughes at (415) 773-5720.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Christopher J. Austin

Christopher J. Austin

cc:	Ethan Brown
Mark Nelson

Cathy Birkeland
Latham & Watkins LLP

Brian Nussbaum
Deloitte & Touche LLP

Harold Yu
William L. Hughes
Orrick, Herrington & Sutcliffe LLP